82-1747

恒生銀行
HANG SENG BANK

04 MAR -3 AM 7:21

Press Release

1 March 2004

04010255

HANG SENG BANK LIMITED
2003 RESULTS - HIGHLIGHTS

新聞稿

- Operating profit before provisions up 2.0 per cent to HK$11,475 million (HK$11,255 million in 2002)
- Operating profit of HK$10,683 million, maintained at 2002 level (HK$10,684 million in 2002)
- Pre-tax profit down 0.9 per cent to HK$11,137 million (HK$11,242 million in 2002)
- Attributable profit down 3.8 per cent to HK$9,539 million (HK$9,920 million in 2002)
- Return on average shareholders' funds of 23.4 per cent (23.1 per cent in 2002)
- Total assets up 6.0 per cent to HK$503.0 billion (HK$474.7 billion at 31 December 2002)
- Earnings per share down 3.9 per cent to HK$4.99 (HK$5.19 per share in 2002)
- Dividend per share of HK$4.90 (HK$5.40 per share in 2002, including a special dividend of HK$0.50 per share)
- Total capital ratio of 13.2 per cent (14.2 per cent at 31 December 2002); tier 1 capital ratio of 11.3 per cent (11.9 per cent at 31 December 2002)
- Cost:income ratio maintained at 25.4 per cent (25.4 per cent in 2002)

dlw 3/4

Note: Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 45.

HANG SENG BANK ATTRIBUTABLE PROFIT DOWN 3.8 PER CENT TO HK$9,539 MILLION

Hang Seng Bank Limited (the Bank) and its subsidiary and associated companies (Hang Seng) reported a **profit attributable to shareholders** of HK$9,539 million for 2003, a decrease of 3.8 per cent compared with 2002. **Earnings per share** of HK$4.99 were 3.9 per cent lower than in 2002.

Operating profit before provisions rose by HK$220 million, or 2.0 per cent, to HK$11,475 million, attributable to the encouraging 21.4 per cent growth in other operating income, which outweighed the fall of 5.8 per cent in net interest income. The net charge for bad and doubtful debts increased by HK$221 million, or 38.7 per cent. This reflected a large release in general provisions of HK$330 million in 2002 which was not repeated in 2003. Specific provisions were reduced by HK$103 million, or 11.4 per cent. As a result, **operating profit** was maintained at the same level as in 2002. **Profit before tax** amounted to HK$11,137 million, which was HK$105 million, or 0.9 per cent, lower than in 2002. **Attributable profit** fell by HK$381 million, or 3.8 per cent, taking into account the increase in the Hong Kong profits tax rate from 16.0 per cent to 17.5 per cent and after deducting the minority interest of Hang Seng Life Limited (HSLL). Excluding the impact of the release in general provisions in 2002 and the increase in the profits tax rate, the attributable profit for 2003 would have increased by HK$69 million, or 0.7 per cent, over 2002.

Total assets grew by HK$28.3 billion or 6.0 per cent, to HK$503.0 billion compared with HK$474.7 billion at 31 December 2002, driven by an increase of 6.3 per cent in customer deposits. There has been a further shift of time deposits to savings under a persistently low interest rate environment. Advances to customers recorded a growth of 2.2 per cent during 2003, mainly in corporate lending and trade advances, while mortgages under the Government Home Ownership Scheme (GHOS) continued to fall. Investment in debt securities also rose, mainly through the deployment of funds from customer deposits.

Shareholders' funds (excluding proposed dividends) fell by HK$576 million, or 1.6 per cent, to HK$36,200 million at 31 December 2003. This was the net result of the increase in retained profits and the reduction in property revaluation reserves following the annual property revaluation exercise.

The **return on average total assets** was 2.0 per cent (2.1 per cent in 2002). The **return on average shareholders' funds** was 23.4 per cent, compared with 23.1 per cent in 2002.

The **advances to deposits ratio** fell to 52.2 per cent at 31 December 2003 compared with 54.3 per cent at 31 December 2002, the effect of a faster pace of growth in customer deposits than customer advances during 2003. Hang Seng continued to maintain a strong liquidity position, with the **average liquidity ratio** in 2003 (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) at 46.2 per cent (44.4 per cent in 2002).

The **total capital ratio** at 31 December 2003 was 13.2 per cent (14.2 per cent at 31 December 2002) and the tier 1 capital ratio was 11.3 per cent (11.9 per cent at 31 December 2002).

The **cost:income ratio** of 25.4 per cent was unchanged from 2002.

Note: Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 45.

The Directors have declared a **third interim dividend** of HK$1.80 per share, which will be payable on Thursday, 25 March 2004 to shareholders on the Register of Shareholders as of Wednesday, 17 March 2004. Together with the first and second interim dividends of HK$2.10 and HK$1.00 per share respectively, the total distribution for 2003 will amount to HK$4.90 per share (HK$5.40 per share in 2002, including a special dividend of HK$0.50 per share).

The total dividends for the year represent 98 per cent of the attributable profit for 2003 (94 per cent in 2002 excluding special interim dividend paid out of retained profits). This should not be taken as an indication of future dividend levels.

Comment by David Eldon, Chairman

"Hang Seng remained resilient in a year affected by SARS. Attributable profit for 2003, at HK$9,539 million, was 3.8 per cent lower than the previous year. Excluding the increase in the profits tax rate for the year and a large release in general provisions in 2002, attributable profit actually increased marginally by 0.7 per cent.

"For the period 1999 to 2003, the Bank exceeded its managing for value target of doubling shareholder value in five years. The total return for shareholders was 106.3 per cent as measured by share price appreciation and reinvested dividends. In the next five years of 2004 to 2008, the Bank will be guided by our new strategic plan to achieve strong competitive growth in earnings per share and operating efficiency in terms of the cost:income ratio.

"The Hong Kong economy rebounded in the second half of 2003, benefiting from the closer economic partnership between mainland China and the territory. While unemployment is improving and deflation is receding, the banking industry is facing the challenges of rising customer expectations, subdued credit and depressed margins. Hang Seng will sustain profitability by deepening relationships, diversifying income, implementing robust cost discipline and expanding its foothold in mainland China. The announced deal to acquire 15.98 per cent of Industrial Bank Co. Ltd.'s enlarged capital is part of our plan to grow through partnerships as well as organically in the mainland."

The financial information in this press release is based on the audited consolidated accounts of Hang Seng Bank Limited and its subsidiary and associated companies for the year ended 31 December 2003.

Figures in HK$m	Year ended 31 December 2003	2002 restated*
Interest income	**12,846**	14,960
Interest expense	**(2,667)**	(4,155)
Net interest income	**10,179**	10,805
Other operating income	**5,198**	4,282
Operating income	**15,377**	15,087
Operating expenses	**(3,902)**	(3,832)
Operating profit before provisions	**11,475**	11,255
Provisions for bad and doubtful debts	**(792)**	(571)
Operating profit	**10,683**	10,684
Profit on tangible fixed assets and long-term investments	**461**	461
Net deficit on property revaluation	**(37)**	(36)
Share of profits of associated companies	**30**	133
Profit on ordinary activities before tax	**11,137**	11,242
Tax on profit on ordinary activities	**(1,423)**	(1,307)
Profit on ordinary activities after tax	**9,714**	9,935
Minority interests	**(175)**	(15)
Profit attributable to shareholders	**9,539**	9,920
Retained profits at 1 January		
- as previously reported	**19,242**	19,499
- arising on change in accounting policies	**198**	254
- as restated	**19,440**	19,753
Transfer of depreciation to premises revaluation reserve	**68**	79
Realisation on disposal of premises and investment properties	**23**	9
Exchange and other adjustments	**18**	3
Dividends	**(9,368)**	(10,324)
Retained profits at 31 December	**19,720**	19,440

Figures in HK$		
Earnings per share	**4.99**	5.19
Dividends per share	**4.90**	5.40

* *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 45.*

Figures in HK$m	At 31 December 2003	At 31 December 2002 restated♦
Assets		
Cash and short-term funds	**71,903**	77,784
Placings with banks maturing after one month	**18,029**	30,919
Certificates of deposit	**28,683**	30,120
Securities held for dealing purposes	**1,232**	1,198
Advances to customers	**229,466**	224,562
Amounts due from immediate holding company and fellow subsidiary companies	**13,715**	7,471
Long-term investments	**113,881**	79,169
Investments in associated companies	**549**	672
Tangible fixed assets	**9,565**	10,439
Other assets	**15,936**	12,320
	502,959	474,654
Liabilities		
Current, savings and other deposit accounts	**439,913**	413,693
Deposits from banks	**1,202**	1,072
Amounts due to immediate holding company and fellow subsidiary companies	**2,412**	1,615
Other liabilities	**19,147**	14,745
	462,674	431,125
Capital resources		
Minority interests	**644**	444
Share capital	**9,559**	9,559
Reserves	**26,641**	27,217
Proposed dividends	**3,441**	6,309
Shareholders' funds	**39,641**	43,085
	40,285	43,529
	502,959	474,654

♦ *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 45.*

Figures in HK$m	***Year ended 31 December*** ***2003***	*2002 restated*[♦]
Shareholders' funds at 1 January		
- as previously reported	**43,564**	44,952
- arising on change in accounting policies	**(479)**	(561)
- as restated	**43,085**	44,391
Decrease in revaluation reserve of premises	**(285)**	(344)
Deferred tax adjustment on revaluation of premises arising from adoption of HKSSAP 12	**(80)**	29
Decrease in revaluation reserve of investment properties		
- Bank and subsidiary companies	**(273)**	(270)
- associated company	**(125)**	(13)
Long-term equity investment revaluation reserve		
- unrealised gain/(deficit) on revaluation	**410**	(840)
- realisation on disposal	**(410)**	(423)
Deferred tax adjustment on revaluation of long-term equity investment arising from adoption of HKSSAP 12	**(2)**	–
Exchange and other adjustments	**18**	3
Net losses recognised in shareholders' funds for the year	**(747)**	(1,858)
Profit attributable to shareholders for the year	**9,539**	9,920
Dividends	**(12,236)**	(9,368)
Shareholders' funds at 31 December	**39,641**	43,085

♦ *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 45.*

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. For the year 2003, the return on invested capital was HK$9,649 million, or 31.1 per cent. The economic profit of HK$5,001 million represented a return of 16.1 per cent to shareholders after deducting the 15.0 per cent benchmark cost of capital of HK$4,648 million invested by shareholders. The benchmark cost of capital was, in management's view, above the true cost of capital under the current low interest rate environment and has been used until the end of the current five year strategic plan period, which expired at the end of 2003, in order to ensure consistency and aid comparability. The sustainable trend of economic profit shows that Hang Seng continues to create value for its shareholders and contributed to the successful achievement of the total shareholders' return target.

	Year ended 31 December			
	2003		*2002 restated*♦	
	HK$m	*%*	*HK$m*	*%*
Average invested capital	**31,021**		31,946	
Return on invested capital♦♦	**9,649**	**31.1**	10,043	31.5
Cost of capital	**(4,648)**	**(15.0)**	(4,785)	(15.0)
Economic profit	**5,001**	**16.1**	5,258	16.5

♦ *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 45.*

♦♦ *Return on invested capital represents profit after tax adjusted for non-cash items.*

Figures in HK$m	Year ended 31 December 2003	2002
Net cash inflow from operating activities	**33,566**	4,681
Cash flows from investing activities		
Net cash outflow from investment in an associated company	–	(35)
Dividends received from an associated company	**24**	38
Purchase of long-term investments	**(98,041)**	(96,052)
Proceeds from sale or redemption of long-term investments	**69,710**	61,213
Purchase of tangible fixed assets	**(142)**	(195)
Proceeds from sale of tangible fixed assets	**35**	14
Interest received from long-term investments	**2,496**	1,908
Dividends received from long-term investments	**56**	98
Net cash outflow from investing activities	**(25,862)**	(33,011)
Cash flows from financing activities		
Dividends paid	**(10,324)**	(9,368)
Contribution from minority shareholders	–	25
Net cash outflow from financing activities	**(10,324)**	(9,343)
Decrease in cash and cash equivalents	**(2,620)**	(37,673)
Cash and cash equivalents at 1 January	**76,817**	111,206
Effect of foreign exchange rate changes	**3,378**	3,284
Cash and cash equivalents at 31 December	**77,575**	76,817

The components of cash and cash equivalents have been reclassified, in light of their liquid nature, to include cash and balances with banks maturing within one month (previously bank balances maturing within three months had been included), and treasury bills and certificates of deposit with less than three months' maturity from the date of acquisition. The figures for 2002 have been restated.

Net interest income

Figures in HK$m	***2003***	*2002*
Net interest income	**10,179**	10,805
Average interest-earning assets	**446,978**	439,736
Net interest spread	**2.21%**	2.36%
Net interest margin	**2.28%**	2.46%

Net interest income decreased by HK$626 million, or 5.8 per cent, compared with 2002. Average interest-earning assets rose by HK$7.2 billion, or 1.6 per cent. Net interest margin narrowed by 18 basis points to 2.28 per cent with a reduction in net interest spread of 15 basis points to 2.21 per cent and a fall in contribution from net free funds of 3 basis points to 0.07 per cent.

The reduction in the average mortgage portfolio yield caused net interest spread to fall by 6 basis points. Decline in spreads on time deposits and interbank placings accounted for a fall of 8 and 6 basis points respectively. This was partly offset by the favourable impact of 5 basis points due to the increase in the lower cost current and savings accounts. The contribution from net free funds was affected by the further decline in market rates and fell by 3 basis points.

The average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 177 basis points below BLR for 2003 (149 basis points below BLR in 2002), before accounting for the effect of cash incentive payments. Cash incentive payments on new mortgage loans of HK$130 million have been written off against interest income in 2003 (HK$105 million in 2002).

Compared with the first half of 2003, net interest income in the second half of 2003 fell by HK$261 million, or 5.0 per cent, with a 26 basis point fall in net interest margin to 2.15 per cent. Net interest spread narrowed by 24 basis points to 2.09 per cent. This was mainly affected by the decline in the average yield on the mortgage portfolio and narrower spreads on time deposits, fixed rate debt securities and interbank placings. The contribution from net free funds was 2 basis points lower at 0.06 per cent.

Other operating income

Figures in HK$m	**2003**	2002
Dividend income		
- listed investments	**52**	82
- unlisted investments	**40**	17
	92	99
Fees and commissions		
- securities/stockbroking	**361**	244
- retail investment funds	**921**	700
- insurance	**82**	343
- account services	**211**	255
- remittance	**132**	128
- cards	**551**	598
- credit facilities	**231**	270
- import/export	**223**	217
- other	**192**	147
Fees and commissions receivable	**2,904**	2,902
Fees and commissions payable	**(349)**	(297)
	2,555	2,605
Dealing profits		
- foreign exchange	**764**	604
- securities and other trading activities	**43**	16
	807	620
Insurance underwriting	**1,144**	333
Rental income from investment properties	**210**	225
Other	**390**	400
	5,198	4,282

Other operating income recorded strong growth of HK$916 million, or 21.4 per cent, and contributed 33.8 per cent of total operating income, compared with 28.4 per cent in 2002.

Commission from the sale of retail investment funds rose by 31.6 per cent to HK$921 million in 2003. Insurance commissions and underwriting profit together grew by 90.1 per cent, reflecting strong growth in life insurance premiums and the embedded value of the long-term assurance business. Securities/stockbroking fees rose by 48.0 per cent, benefiting from the buoyant market in the second half of the year. Dealing profits grew by 30.2 per cent, mainly contributed by foreign exchange income.

Prior to November 2002, commissions paid by Hang Seng Life Limited (HSLL) to the Bank for distribution of life insurance products were reported under 'Fees and commissions – Insurance', while the Bank's share of HSLL's underwriting profit after deduction of commission paid was reported under 'Share of profits of associated companies'. After HSLL became a subsidiary of the Bank in November 2002, HSLL's underwriting profits before deducting commission payment was reported as 'Insurance underwriting'. This has resulted in the fall of fees and commissions and the rise of underwriting profit in 2003.

Fee income from account services, cards and credit facilities, however, fell by 17.3 per cent, 6.1 per cent and 14.4 per cent respectively.

Other operating income *(continued)*

Analysis of income from wealth management business included in other operating income

Figures in HK$m	**2003**	2002
Investment income		
- retail investment funds	**921**	700
- securities/stockbroking	**361**	244
- margin trading/private banking	**125**	68
	1,407	1,012
Insurance income		
- life (including embedded value)[†]	**851**	562
- general and others	**282**	257
	1,133	819
Total	**2,540**	1,831

[†] *The embedded value and underwriting profit of HSLL in 2002 which were reported as share of profits of associated companies instead of other operating income were re-grouped under this heading to conform with the current year's presentation for the purpose of comparison in this analysis.*

Income from wealth management comprising income from investment and insurance grew strongly by 38.7 per cent to HK$2,540 million in 2003, representing 48.9 per cent of total other operating income.

Operating expenses

Figures in HK$m	***2003***	*2002*
Staff costs		
- salaries and other costs	**1,860**	1,867
- retirement benefit costs	**183**	192
	2,043	2,059
Depreciation	**329**	352
Premises and equipment		
- rental expenses	**178**	171
- other	**629**	641
	807	812
Other operating expenses	**723**	609
	3,902	3,832
Cost:income ratio	**25.4%**	25.4%
Staff numbers (full-time equivalent)	**7,280**	7,279

Operating expenses increased by HK$70 million, or 1.8 per cent, to HK$3,902 million. Staff costs decreased by HK$16 million, or 0.8 per cent. Premises and equipment expenses were stable while other operating expenses increased by HK$114 million, or 18.7 per cent. This was mainly due to the increase in marketing and advertising expenditure for investment and other personal financial services products, and the inclusion of the operating expenses of HSLL after it became a subsidiary of the Bank in November 2002.

The cost:income ratio in 2003 was maintained at the same level as 2002 at 25.4 per cent.

Provisions for bad and doubtful debts

Figures in HK$m	***2003***	*2002*
Net charge/(release) for bad and doubtful debts		
Advances to customers		
Specific provisions		
- new provisions	**1,167**	1,231
- releases	**(315)**	(285)
- recoveries	**(54)**	(45)
	798	901
General provisions	**(6)**	(330)
Net charge to profit and loss account	**792**	571

Compared with 2002, the net charge for bad and doubtful debts rose by HK$221 million, or 38.7 per cent. This was attributable to the release of HK$330 million in general provisions at the end of 2002 to recognise the reduction in estimated latent loan losses (a small release of HK$6 million in general provisions was made in 2003). Specific provisions decreased by HK$103 million, or 11.4 per cent, to HK$798 million, with substantial improvement in the second half of the year. New and additional specific provisions fell by HK$64 million, or 5.2 per cent, to HK$1,167 million, with the reduction in provisions for credit card advances, corporate and personal loans partly offset by increased provisions for residential mortgages and commercial banking customers. Releases and recoveries rose by HK$39 million, or 11.8 per cent, to HK$369 million, mainly from commercial banking and corporate customers.

Profit on tangible fixed assets and long-term investments

Figures in HK$m	***2003***	*2002*
Profit on disposal of long-term equity investments		
- realisation of amounts previously recognised in revaluation reserves at 1 January	**418**	528
- loss arising in current year	**(8)**	(105)
	410	423
Profit less loss on disposal of held-to-maturity debt securities	**48**	46
Profit less loss on disposal of tangible fixed assets	**3**	1
Provision for impairment of long-term investments	**–**	(9)
	461	461

Profit on disposal of tangible fixed assets and long-term investments, mainly from the profit on disposal of listed equities and debt securities, was maintained at the same level as 2002.

Taxation

Taxation in the consolidated profit and loss account represents:

Figures in HK$m	***2003***	*2002 restated*[♦]
Current tax - provision for Hong Kong profits tax		
Tax for the year	**1,443**	1,287
Over-provision in respect of prior years	**(39)**	(59)
	1,404	1,228
Current tax - taxation outside Hong Kong		
Tax for the year	**4**	6
Over-provision in respect of prior years	**(14)**	–
	(10)	6
Deferred tax		
Origination and reversal of temporary differences	**70**	53
Effect of increase in tax rate on deferred tax balances at 1 January	**(9)**	–
Benefit of previously unrecognised tax losses now recognised	**(36)**	–
	25	53
Share of associated companies' taxation	**4**	20
Total charge for taxation	**1,423**	1,307
Effective tax rate	**12.8%**	11.6%

The current tax provision is based on the estimated assessable profit in 2003 and, for the Bank and subsidiaries operating in the Hong Kong SAR, using the Hong Kong profits tax rate of 17.5 per cent (16.0 per cent for 2002). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the countries in which they operate are used. The effective tax rate for 2003 increased to 12.8 per cent from 11.6 per cent for 2002, mainly reflecting the 1.5 percentage points increase in the Hong Kong profits tax rate.

Following the adoption of the HKSSAP 12 which became effective on 1 January 2003, temporary differences in the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases would give rise to deferred tax assets and liabilities respectively. Deferred tax assets would also arise from unused tax losses and unused tax credits.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available, against which deductible temporary differences can be utilised.

♦ *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 45.*

Taxation *(continued)*

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also dealt with in reserves. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

The impact of the change in accounting policy on deferred tax following the adoption of the HKSSAP 12 in the current year profit and loss account and reserves, and the related prior year adjustment are set out in Note 1 of additional information on page 45.

Earnings per share

The calculation of earnings per share in 2003 is based on earnings of HK$9,539 million (HK$9,920 million in 2002) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2002).

Dividends per share

	2003		*2002*	
	HK$ per share	***HK$m***	*HK$ per share*	*HK$m*
First interim	**2.10**	**4,015**	2.10	4,015
Second interim	**1.00**	**1,912**	2.80	5,353
Third interim	**1.80**	**3,441**	–	–
Special interim	**–**	**–**	0.50	956
	4.90	**9,368**	5.40	10,324

Hang Seng has moved to a programme of quarterly dividends starting in January 2004 to acknowledge the increasing importance of dividend flows to our shareholders.

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business segment information, which is more relevant to Hang Seng in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at the market rate for usage of premises are reflected as inter-segment income for the 'Other' segment and inter-segment expenses for the respective business segments.

Segmental analysis *(continued)*

(a) By business segment

Hang Seng comprises five business segments. Personal financial services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial banking manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and institutional banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Bank and other market risk positions arising from banking activities. Other mainly represents management of shareholders' funds and investments in premises, investment properties and long-term equities.

Personal financial services reported a profit before tax of HK$5,630 million for 2003, a growth of 1.4 per cent over 2002, and contributed 50.6 per cent of the Bank's pre-tax profit for the year (49.4 per cent for 2002). Net interest income recorded a decline of 6.2 per cent, affected by the contraction in Government Home Ownership Scheme mortgages, further decline in the mortgage portfolio yield and narrowing of spread on time deposits. Other operating income rose by 30.8 per cent. Wealth management services remained the main growth driver with investment services up by 29.8 per cent. Insurance income rose by 109.4 per cent including the full amount of underwriting profit of Hang Seng Life Limited on consolidation. Income from securities broking and related services, and private banking, also showed encouraging growth. Total funds under management by Hang Seng's asset management and private banking business units grew by HK$17.3 billion, or 42.5 per cent, to HK$57.9 billion at 31 December 2003.

Commercial banking's profit before tax for 2003 was HK$1,177 million, 6.0 per cent higher than 2002, and made a contribution of 10.6 per cent (9.9 per cent for 2002) to the Bank total. Net interest income rose by 4.0 per cent, resulting from a 19.1 per cent growth in customer advances. Other operating income increased by 5.6 per cent, mainly from general insurance income from commercial banking customers and trade services.

Corporate and institutional banking suffered from a decline of 18.1 per cent in profit before tax to HK$770 million and contributed 6.9 per cent (8.3 per cent for 2002) to the Bank total. The operating result was affected by the compression in corporate lending spreads and a reduction in credit facilities income.

Treasury recorded a growth of 14.6 per cent in pre-tax profit of HK$2,278 million in 2003, which represented 20.4 per cent (17.7 per cent for 2002) of the Bank total. Net interest income rose by 8.3 per cent as more funds were re-deployed from interbank placings to capital market investments for yield enhancement. Other operating income increased by 45.4 per cent, mainly in foreign exchange income.

Other showed a decline of 22.4 per cent in profit before tax to HK$1,282 million in 2003 and contributed 11.5 per cent (14.7 per cent for 2002) of the Bank total. This decline was mainly attributable to the substantial reduction in free funds contribution following the further decline in market interest rates.

Segmental analysis *(continued)*

(a) By business segment *(continued)*

Figures in HK$m	*Personal financial services*	*Commercial banking*	*Corporate & institutional banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Year ended 31 December 2003							
Income and expenses							
Net interest income	6,175	1,064	543	1,874	523	—	10,179
Other operating income	3,167	930	218	509	374	—	5,198
Inter-segment income	—	—	—	—	345	(345)	—
Total operating income	9,342	1,994	761	2,383	1,242	(345)	15,377
Operating expenses*	(2,518)	(799)	(111)	(148)	(326)	—	(3,902)
Inter-segment expenses	(276)	(57)	(7)	(5)	—	345	—
Operating profit before provisions	6,548	1,138	643	2,230	916	—	11,475
Provisions for bad and doubtful debts	(930)	11	127	—	—	—	(792)
Operating profit	5,618	1,149	770	2,230	916	—	10,683
Profit on tangible fixed assets and long-term investments	12	28	—	48	373	—	461
Net deficit on property revaluation	—	—	—	—	(37)	—	(37)
Share of profits of associated companies	—	—	—	—	30	—	30
Profit on ordinary activities before tax	5,630	1,177	770	2,278	1,282	—	11,137
Profit on ordinary activities before tax as a percentage of total	50.6%	10.6%	6.9%	20.4%	11.5%	—	100.0%
Operating profit excluding inter-segment transactions	5,894	1,206	777	2,235	571	—	10,683
*Including depreciation	(122)	(20)	(2)	(2)	(183)	—	(329)
At 31 December 2003							
Total assets	137,988	31,749	68,393	242,014	22,815	—	502,959
Total liabilities	344,281	72,625	19,760	7,225	18,783	—	462,674
Investments in associated companies	—	—	—	—	549	—	549
Capital expenditure incurred during the year	77	19	4	1	41	—	142

Segmental analysis *(continued)*

(a) By business segment *(continued)*

Figures in HK$m	*Personal financial services*	*Commercial banking*	*Corporate & institutional banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Year ended 31 December 2002							
Income and expenses							
Net interest income	6,583	1,023	640	1,731	828	–	10,805
Other operating income	2,422	881	253	350	376	–	4,282
Inter-segment income	–	–	–	–	408	(408)	–
Total operating income	9,005	1,904	893	2,081	1,612	(408)	15,087
Operating expenses*	(2,450)	(803)	(111)	(132)	(336)	–	(3,832)
Inter-segment expenses	(327)	(67)	(8)	(6)	–	408	–
Operating profit before provisions	6,228	1,034	774	1,943	1,276	–	11,255
Provisions for bad and doubtful debts	(785)	48	166	–	–	–	(571)
Operating profit	5,443	1,082	940	1,943	1,276	–	10,684
Profit on tangible fixed assets and long-term investments	21	28	–	45	367	–	461
Net deficit on property revaluation	–	–	–	–	(36)	–	(36)
Share of profits of associated companies	88	–	–	–	45	–	133
Profit on ordinary activities before tax	5,552	1,110	940	1,988	1,652	–	11,242
Profit on ordinary activities before tax as a percentage of total	49.4 %	9.9 %	8.3 %	17.7 %	14.7 %	–	100.0 %
Operating profit excluding inter-segment transactions	5,770	1,149	948	1,949	868	–	10,684
*Including depreciation	(125)	(22)	(3)	(2)	(200)	–	(352)
At 31 December 2002							
Total assets	137,762	25,937	64,783	222,879	23,293	–	474,654
Total liabilities	317,076	70,538	11,746	8,360	23,405	–	431,125
Investments in associated companies	–	–	–	–	672	–	672
Capital expenditure incurred during the year	120	21	4	2	48	–	195

Segmental analysis *(continued)*

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	*Hong Kong*	*Americas*	*Other*	*Total*
Year ended 31 December 2003				
Income and expenses				
Total operating income	**13,981**	**1,322**	**74**	**15,377**
Profit on ordinary activities before tax	**9,781**	**1,295**	**61**	**11,137**
At 31 December 2003				
Total assets	**427,539**	**65,204**	**10,216**	**502,959**
Total liabilities	**449,243**	**8,376**	**5,055**	**462,674**
Capital expenditure incurred during the year	**130**	**–**	**12**	**142**
Contingent liabilities and commitments	**107,588**	**122**	**1,671**	**109,381**
Year ended 31 December 2002				
Income and expenses				
Total operating income	13,293	1,721	73	15,087
Profit on ordinary activities before tax	9,474	1,699	69	11,242
At 31 December 2002				
Total assets	394,165	72,359	8,130	474,654
Total liabilities	416,388	9,444	5,293	431,125
Capital expenditure incurred during the year	187	1	7	195
Contingent liabilities and commitments	106,470	–	1,092	107,562

Cash and short-term funds

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Cash in hand and balances with banks and other financial institutions	**4,780**	3,518
Money at call and placings with banks maturing within one month	**62,566**	67,170
Treasury bills	**4,557**	7,096
	71,903	77,784
Remaining maturity of treasury bills:		
- within three months	**174**	5,777
- one year or less but over three months	**4,383**	1,319
	4,557	7,096

Placings with banks maturing after one month

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Remaining maturity:		
- three months or less but over one month	**15,576**	27,996
- one year or less but over three months	**2,253**	2,923
- five years or less but over one year	**200**	–
	18,029	30,919

Certificates of deposit

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Remaining maturity:		
- three months or less but not repayable on demand	**1,870**	1,772
- one year or less but over three months	**10,171**	7,312
- five years or less but over one year	**16,642**	21,036
	28,683	30,120

Securities held for dealing purposes

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Debt securities by remaining maturity:		
- three months or less but not repayable on demand	**38**	97
- one year or less but over three months	**191**	90
- five years or less but over one year	**840**	890
- over five years	**146**	121
	1,215	1,198
Equity shares	**17**	–
	1,232	1,198

Debt securities held for dealing purposes exclude treasury bills and certificates of deposit which are included under the respective headings in the balance sheet.

Advances to customers

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Gross advances to customers	**231,999**	227,475
Specific provisions	**(1,432)**	(1,805)
General provisions	**(1,101)**	(1,108)
	229,466	224,562
Remaining maturity:		
- repayable on demand	**11,488**	11,983
- three months or less but not repayable on demand	**20,341**	18,128
- one year or less but over three months	**22,585**	21,243
- five years or less but over one year	**89,565**	84,466
- over five years	**81,402**	84,273
- overdue for more than one month	**1,375**	1,301
- non-performing advances	**5,243**	6,081
Gross advances to customers	**231,999**	227,475
Provisions for bad and doubtful debts	**(2,533)**	(2,913)
	229,466	224,562
Included in advances to customers are:		
- trade bills	**2,226**	2,180
- provisions for bad and doubtful debts	**(17)**	(78)
	2,209	2,102

Advances to customers (after deduction of interest in suspense and provisions) recorded a growth of HK$4,904 million, or 2.2 per cent, to HK$229.5 billion at 31 December 2003.

Provisions against advances to customers

Figures in HK$m	*Specific*	*General*	*Total*	*Suspended interest*
At 1 January 2003	**1,805**	**1,108**	**2,913**	**404**
Amounts written off	**(1,226)**	**–**	**(1,226)**	**(196)**
Recoveries of advances written off in previous years	**54**	**–**	**54**	**–**
New provisions charged to profit and loss account	**1,167**	**–**	**1,167**	**–**
Provisions released to profit and loss account	**(369)**	**(6)**	**(375)**	**–**
Interest suspended during the year	**–**	**–**	**–**	**120**
Suspended interest recovered	**–**	**–**	**–**	**(35)**
Exchange adjustment	**1**	**(1)**	**–**	**–**
At 31 December 2003	**1,432**	**1,101**	**2,533**	**293**

Suspended interest comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Prepayments and accrued income'.

Total provisions as a percentage of gross advances to customers are as follows:

	At 31 December 2003	*At 31 December 2002*
	%	*%*
Specific provisions	**0.62**	0.79
General provisions	**0.48**	0.49
Total provisions	**1.10**	1.28

Total provisions as a percentage of gross advances to customers fell to 1.10 per cent at 31 December 2003, compared with 1.28 per cent at the end of 2002. Specific provisions as a percentage of gross advances decreased by 17 basis points to 0.62 per cent. The reduction mainly reflected the writing-off of irrecoverable balances against provisions, repayments and releases on improvement of collateral position and upgrading of doubtful accounts to performing status. General provisions stood at 0.48 per cent of gross advances to customers, compared with 0.49 per cent at the end of 2002.

Non-performing advances to customers and provisions

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Gross non-performing advances on which interest:		
- has been placed in suspense	**5,182**	5,767
- accrual has ceased	**134**	429
	5,316	6,196
Suspended interest	**(73)**	(115)
Gross non-performing advances* (page 28)	**5,243**	6,081
Specific provisions	**(1,432)**	(1,805)
Net non-performing advances	**3,811**	4,276
Specific provisions as a percentage of gross non-performing advances*	**27.3%**	29.7%
Gross non-performing advances* as a percentage of gross advances to customers	**2.3%**	2.7%

* *Stated after deduction of interest in suspense.*

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions are made after taking into account the value of collateral held in respect of such advances.

Gross non-performing advances (after deduction of interest in suspense) fell by HK$838 million, or 13.8 per cent, to HK$5,243 million, compared with the end of 2002. The ratio of gross non-performing advances to gross advances to customers further improved to 2.3 per cent from 2.7 per cent at the end of 2002.

Overdue advances to customers

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

	At 31 December 2003		*At 31 December 2002*	
	HK$m	***%***	*HK$m*	*%*
Gross advances to customers* which have been overdue with respect to either principal or interest for periods of:				
- six months or less but over three months	**1,297**	**0.5**	934	0.4
- one year or less but over six months	**858**	**0.4**	1,097	0.5
- over one year	**1,152**	**0.5**	2,734	1.2
	3,307	**1.4**	4,765	2.1
Overdue advances to customers (as above)	**3,307**	**1.4**	4,765	2.1
Less: overdue advances on which interest is still being accrued	**(1,108)**	**(0.5)**	(1,131)	(0.5)
Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense				
- included in rescheduled advances	**1,536**	**0.7**	1,814	0.8
- other	**1,508**	**0.7**	633	0.3
Gross non-performing advances (page 27)	**5,243**	**2.3**	6,081	2.7

* *Stated after deduction of interest in suspense.*

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers are as follows:

	At 31 December 2003		*At 31 December 2002*	
	HK$m	***%***	*HK$m*	*%*
Rescheduled advances to customers[♦]	**2,608**	**1.1**	1,831	0.8

[♦] *Stated after deduction of interest in suspense.*

Rescheduled advances are those advances which have been restructured or renegotiated because of deterioration in the financial position of the borrower leading to an inability to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers (page 28).

Rescheduled advances to customers increased by HK$777 million, or 42.4 per cent, to HK$2,608 million at 31 December 2003, representing 1.1 per cent of gross advances to customers. The increase was due to the debt restructuring of certain corporate customers.

Repossessed assets

In the recovery of non-performing advances, Hang Seng may take repossession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. Specific provisions have been made in respect of such non-performing advances taking into account the net realisable value of the related collateral which is revalued periodically. Upon repossession of the collateral assets, the advances are adjusted to the net realisable value of the repossessed assets, usually resulting in a partial write-off of the advances against specific provisions. Advances with repossessed collateral assets will continue to be accounted for as 'Advances to customers' and classified as non-performing. The aggregate valuation of the repossessed collateral assets amounted to:

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Repossessed collateral assets	**506**	638

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 31 December 2003, over 90 per cent of Hang Seng's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from the position at 31 December 2002).

Gross advances to customers by industry sector

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Gross advances to customers for use in Hong Kong		
Industrial, commercial and financial sectors		
Property development	**16,828**	19,300
Property investment	**34,555**	31,507
Financial concerns	**6,109**	2,071
Stockbrokers	**226**	219
Wholesale and retail trade	**4,376**	3,941
Manufacturing	**2,556**	2,037
Transport and transport equipment	**10,139**	9,238
Other	**17,727**	19,521
	92,516	87,834
Individuals		
Advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**30,431**	35,050
Advances for the purchase of other residential properties	**79,830**	78,518
Credit card advances	**5,430**	5,578
Other	**5,779**	6,251
	121,470	125,397
Total gross advances for use in Hong Kong	**213,986**	213,231
Trade finance	**11,322**	9,751
Gross advances for use outside Hong Kong	**6,691**	4,493
Gross advances to customers	**231,999**	227,475

Lending to the industrial, commercial and financial sectors grew by HK$4,682 million, or 5.3 per cent, since the end of 2002. The increase was mainly in lending to financial concerns which included the financing vehicles of large corporate groups and public sector entities engaged in financing activities. Lending to transport and transport equipment concerns also increased, mainly to public transport companies. Lending to the property sector was in line with 2002, whilst lending under the 'Other' sector fell, mainly due to the repayment of certain large corporate loans.

Lending to individuals fell by HK$3,927 million, or 3.1 per cent. This was affected by the fall of HK$4,619 million, or 13.2 per cent, in advances under the suspended Government Home Ownership Scheme and other Government subsidised home purchasing schemes, excluding which lending to individuals rose by HK$692 million, or 0.8 per cent. Residential mortgages increased by HK$1,312 million, or 1.7 per cent, following the pick-up in property market activities in the third and fourth quarters.

Gross advances to customers by industry sector *(continued)*

Trade finance rose by HK$1,571 million, or 16.1 per cent, benefiting from the improvement in external trade.

Gross advances for use outside Hong Kong grew by HK$2,198 million, or 48.9 per cent, mainly reflecting the expansion in the loan portfolios of Mainland branches.

Long-term investments

Figures in HK$m	***Carrying value*** ***At 31 December 2003***	*At 31 December 2002*
Held-to-maturity debt securities		
Issued by public bodies		
- central governments and central banks	**12,408**	10,664
- other public sector entities	**12,365**	9,219
	24,773	19,883
Issued by other bodies		
- banks and other financial institutions	**68,230**	40,011
- corporate entities	**18,747**	16,960
	86,977	56,971
	111,750	76,854
Equity investments		
Issued by corporate entities	**2,131**	2,315
	113,881	79,169
Held-to-maturity debt securities		
- listed in Hong Kong	**3,001**	2,340
- listed outside Hong Kong	**24,687**	19,551
	27,688	21,891
- unlisted	**84,062**	54,963
	111,750	76,854
Equity investments		
- listed in Hong Kong	**1,313**	1,603
- listed outside Hong Kong	**87**	70
	1,400	1,673
- unlisted	**731**	642
	2,131	2,315
	113,881	79,169

Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of maturity. Equity investments are stated at fair value.

Long-term investments *(continued)*

Investment in held-to-maturity debt securities rose by HK$34.9 billion, or 45.4 per cent, to HK$111.8 billion, with funds from the growth in customer deposits and re-deployment of funds from interbank placings to enhance net interest yield. Over 95 per cent of the held-to-maturity debt securities will mature within five years. The fair value of the held-to-maturity debt securities amounted to HK$112.6 billion, showing an unrealised gain of HK$0.9 billion at 31 December 2003.

The following table shows the fair value of held-to-maturity debt securities:

	Fair value	
Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Held-to-maturity debt securities		
Issued by public bodies		
- central governments and central banks	**12,578**	10,924
- other public sector entities	**12,763**	9,645
	25,341	20,569
Issued by other bodies		
- banks and other financial institutions	**68,375**	40,213
- corporate entities	**18,929**	17,241
	87,304	57,454
	112,645	78,023
Held-to-maturity debt securities		
- listed in Hong Kong	**3,074**	2,403
- listed outside Hong Kong	**24,790**	19,777
	27,864	22,180
- unlisted	**84,781**	55,843
	112,645	78,023

Maturity analysis of held-to-maturity debt securities:

	Carrying value	
Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Remaining maturity:		
- repayable on demand	**78**	–
- three months or less but not repayable on demand	**6,827**	14,875
- one year or less but over three months	**17,474**	8,911
- five years or less but over one year	**82,130**	50,807
- over five years	**5,241**	2,261
	111,750	76,854

Other assets

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002 restated*◆
Unrealised gains on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**1,664**	981
Deferred taxation	**52**	73
Items in the course of collection from other banks	**3,244**	2,886
Prepayments and accrued income	**2,179**	2,143
Long-term assurance assets attributable to policy holders	**4,982**	2,897
Other accounts	**3,815**	3,340
	15,936	12,320
Remaining maturity:		
- three months or less	**8,811**	6,929
- one year or less but over three months	**770**	637
- five years or less but over one year	**183**	968
- over five years	**6,135**	3,745
	15,899	12,279
- overdue◆◆		
-- six months or less but over three months	**5**	5
-- one year or less but over six months	**8**	9
-- over one year	**24**	27
	37	41
	15,936	12,320

Other assets increased by HK$3,616 million, or 29.4 per cent, to HK$15,936 million, compared with HK$12,320 million at 31 December 2002, reflecting the increase in long-term assurance assets attributable to policy holders and unrealised marked-to-market gains on off-balance sheet derivative contracts.

◆ *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 45.*

◆◆ *Represented mainly by overdue interest receivable included under 'Prepayments and accrued income'.*

Current, savings and other deposit accounts

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Customer deposit accounts		
- current accounts	**48,568**	36,242
- savings accounts	**205,769**	154,476
- time and other deposits	**177,634**	206,973
Certificates of deposit in issue	**7,927**	15,916
Other debt securities in issue	**15**	86
	439,913	413,693
Customer deposit accounts		
Repayable on demand	**281,296**	210,351
With agreed maturity dates or periods of notice, by remaining maturity:		
- three months or less but not repayable on demand	**139,123**	180,380
- one year or less but over three months	**7,474**	6,701
- five years or less but over one year	**3,720**	259
- over five years	**358**	–
	431,971	397,691
Certificates of deposit in issue		
Remaining maturity:		
- three months or less but not repayable on demand	**908**	2,887
- one year or less but over three months	**1,132**	9,635
- five years or less but over one year	**5,685**	3,189
- over five years	**202**	205
	7,927	15,916
Other debt securities in issue		
Remaining maturity:		
- three months or less but not repayable on demand	**15**	48
- one year or less but over three months	**–**	38
	15	86
	439,913	413,693

Current, savings and other deposit accounts increased by HK$26.2 billion, or 6.3 per cent, to HK$439.9 billion, compared with HK$413.7 billion at 31 December 2002. The growth was mainly in customer deposit accounts which grew by HK$34.3 billion, or 8.6 per cent. During the year, customers continued to shift from time deposits to savings and current accounts in the prevailing low interest rate environment.

Certificates of deposit and other debt securities in issue fell by HK$8.1 billion, or 50.4 per cent, to HK$7.9 billion following the maturity of part of the certificates of deposit portfolio.

Deposits from banks

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Repayable on demand	**654**	555
With agreed maturity dates or periods of notice, by remaining maturity:		
- three months or less but not repayable on demand	**448**	515
- one year or less but over three months	**100**	2
	1,202	1,072

Other liabilities

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002 restated*[†]
Short positions in securities	**1,514**	2,916
Unrealised losses on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**1,277**	832
Current taxation	**523**	249
Deferred taxation	**643**	635
Items in the course of transmission to other banks	**3,968**	4,629
Accruals and deferred income	**2,155**	1,668
Provisions for other liabilities and charges	**363**	313
Long-term liabilities attributable to policy holders	**4,982**	2,897
Other	**3,722**	606
	19,147	14,745

Other liabilities increased by HK$4,402 million, or 29.9 per cent, to HK$19,147 million, compared with HK$14,745 million at 31 December 2002, reflecting the increase in long-term liabilities attributable to policy holders, the subscription money received on launch of retail investment funds and dividend payable included under the 'Other' item. These were partly offset by a reduction in the short positions in securities and items in the course of transmission to other banks.

† *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 45.*

Shareholders' funds

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002 restated*♦
Share capital	**9,559**	9,559
Retained profits	**19,720**	19,440
Premises and investment properties revaluation reserves	**5,813**	6,667
Long-term equity investment revaluation reserve	**1,009**	1,011
Capital redemption reserve	**99**	99
Total reserves	**26,641**	27,217
	36,200	36,776
Proposed dividends	**3,441**	6,309
Shareholders' funds	**39,641**	43,085
Return on average shareholders' funds	**23.4**%	23.1%

There was no purchase, sale or redemption of the Bank's listed securities by the Bank or any of its subsidiaries during the year.

Shareholders' funds (excluding proposed dividends) fell by HK$576 million, or 1.6 per cent, to HK$36,200 million at 31 December 2003. Retained profits rose by HK$280 million. Premises and investment properties revaluation reserves fell by HK$854 million, reflecting the decline in property value compared with the year-end 2002 and the provision for deferred tax on the property revaluation surplus following the adoption of the HKSSAP 12.

The return on average shareholders' funds was 23.4 per cent, compared with 23.1 per cent in 2002.

♦ *Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information on page 45.*

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Capital base		
Tier 1 capital		
- share capital	**9,559**	9,559
- retained profits	**19,084**	18,795
- capital redemption reserve	**99**	99
- total	**28,742**	28,453
Tier 2 capital		
- premises and investment properties revaluation reserves	**4,096**	5,153
- long-term equity investment revaluation reserve	**688**	705
- general provisions	**1,101**	1,108
- total	**5,885**	6,966
Unconsolidated investments and other deductions	**(1,283)**	(1,376)
Total capital base after deductions	**33,344**	34,043
Risk-weighted assets		
On-balance sheet	**234,251**	222,758
Off-balance sheet	**15,047**	16,262
Total risk-weighted assets	**249,298**	239,020
Total risk-weighted assets adjusted for market risk	**253,326**	239,426
Capital adequacy ratios		
After adjusting for market risk		
- tier 1 [*]	**11.3%**	11.9%
- total [*]	**13.2%**	14.2%
Before adjusting for market risk		
- tier 1	**11.5%**	11.9%
- total	**13.4%**	14.2%

[*] *The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

The total capital ratio fell by 100 basis points to 13.2 per cent at 31 December 2003, compared with 14.2 per cent at 31 December 2002. The capital base recorded a reduction of 2.1 per cent, mainly due to the fall in premises and investment properties revaluation reserves. Risk-weighted assets adjusted for market risk, on the other hand, grew by 5.8 per cent, mainly attributable to the rise in total assets which included advances to customers and debt securities.

The tier 1 capital ratio dropped by 60 basis points to 11.3 per cent, as a result of the growth in risk-weighted assets adjusted for market risk.

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	2003	2002
The Bank and its major banking subsidiaries	46.2%	44.4%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	2003	2002
Operating profit	10,683	10,684
Net interest income	(10,179)	(10,805)
Dividend income	(92)	(99)
Provisions for bad and doubtful debts	792	571
Depreciation	329	352
Amortisation of long-term investments	203	(96)
Advances written off net of recoveries	(1,172)	(1,148)
Interest received	10,240	13,068
Interest paid	(2,747)	(4,450)
Operating profit before changes in working capital	8,057	8,077
Change in cash and short-term funds	99	(762)
Change in placings with banks maturing after one month	12,890	12,085
Change in certificates of deposit	1,392	(7,022)
Change in securities held for dealing purposes	(34)	969
Change in advances to customers	(4,524)	(1,549)
Change in amounts due from immediate holding company and fellow subsidiary companies	341	1,281
Change in other assets	(3,491)	(3,737)
Change in customer deposit accounts	34,280	1,927
Change in debt securities in issue	(8,060)	(2,562)
Change in deposits from banks	130	(1,550)
Change in amounts due to immediate holding company and fellow subsidiary companies	797	564
Change in other liabilities	4,199	2,941
Elimination of exchange differences and other non-cash items	(11,984)	(5,239)
Cash generated from operating activities	34,092	5,423
Taxation paid	(526)	(742)
Net cash inflow from operating activities	33,566	4,681

Reconciliation of cash flow statement *(continued)*

(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Cash in hand and balances with banks and other financial institutions	**5,823**	3,676
Money at call and placings with banks maturing within one month	**71,658**	70,562
Treasury bills	**91**	2,531
Certificates of deposit	**3**	48
	77,575	76,817

The components of cash and cash equivalents have been reclassified, in light of their liquid nature, to include cash and balances with banks maturing within one month (previously bank balances maturing within three months had been included), and treasury bills and certificates of deposit with less than three months' maturity from the date of acquisition. The figures for 2002 have been restated.

Contingent liabilities, commitments and derivatives

Figures in HK$m	***Contract amount***	***Credit equivalent amount***	***Risk-weighted amount***
At 31 December 2003			
Contingent liabilities:			
Guarantees	12,401	12,143	3,622
Commitments:			
Documentary credits and short-term trade-related transactions	8,098	1,620	1,613
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	69,099	–	–
- one year and over	19,623	9,811	8,949
Other	160	160	62
	96,980	11,591	10,624
Exchange rate contracts:			
Spot and forward foreign exchange	76,408	1,080	322
Other exchange rate contracts	33,160	401	141
	109,568	1,481	463
Interest rate contracts:			
Interest rate swaps	91,629	1,300	315
Other interest rate contracts	17,578	45	21
	109,207	1,345	336
Other derivative contracts	297	9	2

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2002			
Contingent liabilities:			
Guarantees	13,864	13,717	4,321
Commitments:			
Documentary credits and short-term trade-related transactions	6,982	1,400	1,394
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	65,110	–	–
- one year and over	21,565	10,783	9,840
Other	41	41	41
	93,698	12,224	11,275
Exchange rate contracts:			
Spot and forward foreign exchange	73,607	894	251
Other exchange rate contracts	24,104	261	55
	97,711	1,155	306
Interest rate contracts:			
Interest rate swaps	64,443	1,454	357
Other interest rate contracts	7,969	8	2
	72,412	1,462	359
Other derivative contracts	177	6	1

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

Contingent liabilities, commitments and derivatives *(continued)*

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Replacement cost		
Exchange rate contracts	**876**	485
Interest rate contracts	**997**	1,231
Other derivative contracts	**–**	1
	1,873	1,717

The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-trading contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

Figures in HK$m	*Banks & other financial institutions*	*Public sector entities*	*Other*	*Total*
At 31 December 2003				
Asia-Pacific excluding Hong Kong				
- Australia	**19,251**	**170**	**1,362**	**20,783**
- other	**23,543**	**1,377**	**3,749**	**28,669**
	42,794	**1,547**	**5,111**	**49,452**
The Americas				
- Canada	**17,982**	**10,527**	**686**	**29,195**
- other	**8,051**	**7,215**	**9,441**	**24,707**
	26,033	**17,742**	**10,127**	**53,902**
Western Europe				
- Germany	**20,417**	**863**	**371**	**21,651**
- United Kingdom	**20,378**	**16**	**4,091**	**24,485**
- other	**54,061**	**1,601**	**4,144**	**59,806**
	94,856	**2,480**	**8,606**	**105,942**
At 31 December 2002				
Asia-Pacific excluding Hong Kong				
- Australia	19,259	2,819	2,265	24,343
- other	24,228	841	3,175	28,244
	43,487	3,660	5,440	52,587
The Americas				
- Canada	11,105	7,699	440	19,244
- other	6,136	4,557	7,199	17,892
	17,241	12,256	7,639	37,136
Western Europe				
- Germany	21,349	1,312	548	23,209
- United Kingdom	22,623	–	4,051	26,674
- other	47,654	2,557	2,810	53,021
	91,626	3,869	7,409	102,904

Additional information

1. Accounting policies

This press release has been prepared on a basis consistent with the accounting policies adopted in the 2002 financial statements except for the following:

Income Tax

In prior years, deferred tax liabilities were provided for using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, Hang Seng has changed its policy for deferred tax in order to comply with Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income Taxes' issued by the Hong Kong Society of Accountants. Details of the new policy are set out in the note on Taxation on page 18.

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements in 2003 showing the impact of the adoption of HKSSAP 12, are as follows:

Figures in HK$m	*Depreciation allowances in excess of related depreciation*	*Revaluation of properties and equities*	*General provisions*	*Other*	*Total*
At 1 January 2003	20	685	(177)	34	562
Charged/(credited) to profit and loss account					
- without adopting HKSSAP 12	–	–	–	74	74
- adopting HKSSAP 12	–	(4)	(15)	(30)	(49)
Charged to reserves	–	4	–	–	4
At 31 December 2003	20	685	(192)	78	591

The balances of deferred tax assets and deferred tax liabilities in the consolidated balance sheet at 31 December 2003 were HK$52 million and HK$643 million respectively (HK$73 million and HK$635 million respectively at 31 December 2002). The deferred tax released to the profit and loss account in 2003 was HK$49 million, compared with a charge of HK$41 million in 2002.

The adoption of HKSSAP 12 represents a change in accounting policy which has been applied retrospectively. The change in accounting policy has been reflected by way of a prior year adjustment and the comparative figures for 2002 have been restated to conform with the current year's presentation accordingly.

Additional information *(continued)*

1. Accounting policies *(continued)*

Consolidated Profit and Loss Account

Figures in HK$m	*Year ended 31 December 2002*
Tax on profit on ordinary activities	
- as previously reported	(1,266)
- adoption of HKSSAP 12	(41)
- as restated	(1,307)

Consolidated Balance Sheet

Figures in HK$m	*Retained profits*	*Premises and investment properties revaluation reserves*	*Long-term equity investment revaluation reserve*	*Deferred tax assets*	*Deferred tax liabilities*
31 December 2002					
As previously reported	19,242	7,324	1,031	21	104
Adoption of HKSSAP 12	198	(657)	(20)	52	531
As restated	19,440	6,667	1,011	73	635
31 December 2001					
As previously reported	19,499	8,119	2,323	34	–
Adoption of HKSSAP 12	254	(766)	(49)	77	638
As restated	19,753	7,353	2,274	111	638

2. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. Property revaluation

Hang Seng's premises and investment properties were revalued by Chesterton Petty Limited, an independent professional valuer, at 30 September 2003, who confirmed that there had been no material change in valuations at 31 December 2003. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. The property revaluation has resulted in a fall in Hang Seng's revaluation reserves at 31 December 2003 by HK$618 million and a charge of HK$37 million to the profit and loss account for the year in respect of properties where the valuation has fallen below the depreciated historical cost.

Additional information *(continued)*

4. Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period, and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting and the HKMA has expressed itself satisfied with Hang Seng's market risk management process.

Additional information *(continued)*

4. Market risk *(continued)*

Hang Seng's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios for 2003 and 2002 are shown in the tables below.

VAR

Figures in HK$m	***At 31 December 2003***	***Minimum during the year***	***Maximum during the year***	***Average for the year***
VAR for all interest rate risk and foreign exchange risk	**271**	**186**	**473**	**321**
VAR for foreign exchange risk (trading)	**57**	**2**	**156**	**32**
VAR for interest rate risk				
- trading	**1**	**1**	**11**	**4**
- accrual	**264**	**186**	**472**	**315**

Figures in HK$m	*At 31 December 2002*	*Minimum during the year*	*Maximum during the year*	*Average for the year*
VAR for all interest rate risk and foreign exchange risk	234	194	520	326
VAR for foreign exchange risk (trading)	3	3	5	4
VAR for interest rate risk				
- trading	1	–	9	2
- accrual	233	192	515	325

The average daily revenue earned from market risk-related treasury activities in 2003, including accrual book net interest income and funding related to dealing positions, was HK$8 million (HK$7 million for 2002). The standard deviation of these daily revenues was HK$7 million (HK$3 million for 2002). An analysis of the frequency distribution of daily revenues shows that out of 248 trading days in 2003, losses were recorded on only eight days and the maximum daily loss was HK$67 million. The most frequent result was a daily revenue of between HK$6 million and HK$10 million, with 176 occurrences. The highest daily revenue was HK$43 million.

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for 2003 was HK$2 million (HK$2 million for 2002). Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out in Note 5 on page 49, are managed by the Asset and Liability Management Committee (ALCO).

Additional information *(continued)*

4. Market risk *(continued)*

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for 2003 was HK$6 million (HK$5 million for 2002).

5. Foreign currency positions

Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 31 December 2003, the US dollar was the only currency in which Hang Seng had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
US dollar non-structural position		
Spot assets	**162,330**	173,129
Spot liabilities	**(151,706)**	(156,175)
Forward purchases	**40,537**	35,222
Forward sales	**(35,587)**	(39,974)
Net long non-structural position	**15,574**	12,202

At 31 December 2003, Hang Seng's major structural foreign currency positions were US dollar and renminbi.

	At 31 December 2003		*At 31 December 2002*	
	HK$m	***% of total net structural position***	*HK$m*	*% of total net structural position*
Structural position				
US dollar	**841**	**68.5**	792	84.2
Renminbi	**282**	**23.0**	95	10.1

Additional information *(continued)*

6. Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

In 2003, Hang Seng entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. Hang Seng participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

Hang Seng used the IT and shared an automated teller machine network with its immediate holding company, and used certain processing services of a fellow subsidiary on a cost recovery basis. Hang Seng also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator, and the Bank acted as agent for the marketing of Mandatory Provident Fund products and distribution of retail investment funds for two fellow subsidiary companies. The premiums, commissions and other fees on these transactions are determined on an arm's length basis.

The aggregate amount of income and expenses arising from these transactions during the year, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the year-end are as follows:

Income and expenses for the year

Figures in HK$m	***Year ended 31 December*** ***2003***	*2002*
Interest income	**195**	263
Interest expense	**17**	15
Other operating income	**244**	135
Operating expenses	**618**	570

Balances at year-end

Figures in HK$m	***At 31 December 2003***	*At 31 December 2002*
Total amount due from	**13,715**	7,471
Total amount due to	**2,412**	1,615
Total contract sum of off-balance sheet transactions	**35,121**	25,558

Additional information *(continued)*

6. Material related-party transactions *(continued)*

(b) Associated companies

Hang Seng maintained an interest-free shareholders' loan to an associated company. The balance at 31 December 2003 was HK$229 million (HK$208 million at 31 December 2002). Prior to Hang Seng Life Limited (HSLL) becoming a subsidiary (formerly an associated company) of the Bank in November 2002, the agency commission for the marketing of life insurance products paid by HSLL to the Bank amounted to HK$255 million for 2002.

(c) Ultimate holding company

In 2003, no transaction was conducted with the Bank's ultimate holding company (same as 2002).

(d) Key management personnel

In 2003, no material transaction was conducted with key management personnel of Hang Seng and its holding companies and parties related to them (same as 2002).

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7. Statutory accounts

The information in this press release does not constitute statutory accounts.

Certain financial information in this press release is extracted from the statutory accounts for the year ended 31 December 2003, which will be delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The statutory accounts comply with the module on 'Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2002. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 1 March 2004.

---

8. Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

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9. Register of shareholders

The Register of Shareholders of Hang Seng Bank will be closed on Wednesday, 17 March 2004, during which no transfer of shares can be registered. In order to qualify for the third interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 16 March 2004. The third interim dividend will be payable on Thursday, 25 March 2004 to shareholders on the Register of Shareholders of the Bank on Wednesday, 17 March 2004.

Additional information *(continued)*

10. Press release

Copies of this press release may be obtained from the Company Secretary Department, Level 10, 83 Des Vouex Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2003 Annual Report and Accounts will be available from the same website on Monday, 1 March 2004 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2003 Annual Report will be sent to shareholders in late March 2004.

Press enquiries to:

Walter Cheung Telephone: (852) 2198 4020
Cecilia Ko Telephone: (852) 2198 4227